SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)

Avenue Financial Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05358K102

(CUSIP Number)

James F. Deutsch Patriot Financial Partners II, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Frank M. Conner III Michael P. Reed Covington & Burling LLP One CityCenter 850 Tenth Street, N.W. Washington, D.C. 20001 (202) 662-6000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05358K102	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 675,917
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 675,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05358K102	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 171,583
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 171,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05358K102	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05358K102	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05358K102	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05358K102	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05358K102	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05358K102	13D	Page 9 of 20 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Avenue Financial Holdings, Inc., a Tennessee corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 111 10th Avenue South, Suite 400 Nashville, Tennessee 37203.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group II:

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•	Patriot Financial Partners II GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot II GP”);

•	Patriot Financial Partners II GP, LLC, a Delaware limited liability company and general partner of Patriot II GP (“Patriot II LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot II GP and as members of Patriot II LLC.

The Funds are private investment funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot II GP is to serve as the general partner of and manage the Funds. The principal business of Patriot II LLC is to serve as the general partner of and manage Patriot II GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot II GP and Patriot II LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners II, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d) During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05358K102	13D	Page 10 of 20 Pages

(e) During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Patriot Financial Group II beneficially owns in the aggregate 847,500 shares of Common Stock, which was acquired at an aggregate cost of approximately $8.9 million. The Patriot Fund II holds 675,917 shares of Common Stock acquired at an a cost of approximately $7.2 million and the Patriot Parallel Fund II holds 171,583 shares of Common Stock acquired at a cost of approximately $1.7 million. All of the shares were acquired with working capital of the Funds. The Funds’ purchases were made with working capital of the Funds thorough a line of credit in the normal course of business and then paid down using proceeds from investor capital calls.

Item 4.	Purpose of Transaction

On February 9, 2015, the Company completed an initial public offering (the “Initial Public Offering”) in which the Company issued 1,324,265 shares of Common Stock and a group of Selling Shareholders (the “Selling Shareholders”), sold 1,175,735 shares of Common Stock to the public.

The Funds participated in the Company’s Initial Public Offering by purchasing an aggregate of 425,000 shares of Common Stock from the Company at a purchase price of $11.00 per share of Common Stock or approximately $4.7 million in the aggregate. The closing of Initial Public Offering occurred on February 13, 2015. As a result of the Funds purchasing 425,000 shares in the Initial Public Offering, the Funds own approximately 8.5% of the Company’s total outstanding shares of Common Stock.

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

CUSIP No. 05358K102	13D	Page 11 of 20 Pages

While the Patriot Financial Group intends to exercise its rights as a stockholder, no member thereof currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than purchases in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 10,009,800 outstanding shares of Common Stock as of the date hereof.

(a) - (b) Patriot Fund II possesses shared voting and dispositive power and beneficially owns 675,917 shares, or 6.8%, of the outstanding Common Stock.

Patriot Parallel Fund II possesses shared voting and dispositive power and beneficially owns 171,583 shares, or 1.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot II GP and as members of Patriot II LLC, (ii) Patriot II LLC serves as general partner of Patriot II GP and (iii) Patriot II GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot II LLC and Patriot II GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 847,500 shares, or 8.5%, of the outstanding Common Stock.

(c) Members of the Patriot Financial Group II made the following purchases of Common Stock in the last 60 days pursuant to a Share Purchase Agreement.

		Number of	Price
		Shares	per	Total
Purchaser	Date	Purchased	Share	Cost
Patriot Fund II	1/9/2015	167,446	$11.00	$1,841,906

Patriot Parallel Fund II	1/9/2015	32,554	$11.00	$358,094

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 05358K102	13D	Page 12 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, other than (i) the Joint Filing Agreement, which is attached as Exhibit 1 hereto, (ii) the Lock-Up Agreement entered into by the Funds in connection with the Initial Public Offering, which the form is included as Exhibit 2 hereto and (iii) the Corporate Governance Agreement entered into by and between the Company and the Patriot Fund II, none of the Patriot Financial Group II is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

In connection with the Company’s Initial Public Offering, the Funds entered into a Lock-Up Agreement with the Underwriters. Under the Lock-Up Agreement, for a period of 180 days after the date of the Underwriting Agreement, the Funds may not, without the prior written approval of the Underwriters, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any options or contract to purchase, purchase any options or contract to sell, grant any options, right or warrant for the sale of, or otherwise dispose of or transfer any of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether owned or acquired or with respect to which the Funds has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

On January 16, 2015, the Company and Patriot Fund II entered into a Corporate Governance Agreement. Under the Corporate Governance Agreement, the Company agreed to appoint a Managing Director of the Funds, Mr. James F. Deutsch, to the Company’s board of directors, to cause Mr. Deutsch to be nominated and recommended to the shareholders for election to the board of directors when his term expires, and to request that each then-current director vote to elect Mr. Deutsch to additional terms as director. The Company further agreed, in the event of Mr. Deutsch’s death, disability, resignation or removal, to cause an individual designated by the Funds to be appointed or elected to the Company’s board of directors to replace Mr. Deutsch. The Funds’ rights under the Corporate Governance Agreement would have terminated if the Company did not complete the Initial Public Offering by July 16, 2015, or if the Funds did not purchase at least 250,000 shares in the Initial Public Offering. The Funds’ rights under the Corporate Governance Agreement will terminate if at any time following the Initial Public Offering, the Funds, collectively, beneficially owns less than 75.0% of the shares of Common Stock that the Funds beneficially own following the Initial Public Offering. While the Corporate Governance Agreement remains in effect, the Funds may not seek other representation on the Company’s board of directors, make efforts to acquire the Company, either individually or in combination with other parties, or submit shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

CUSIP No. 05358K102	13D	Page 13 of 20 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filing Agreement

2	Form of Lock-Up Agreement

3	Corporate Governance Agreement*

____________________

*	Incorporated by reference to the Pre-Effective Amendment No. 1 to Form S-1 filed by Avenue Financial Holdings, Inc. (Registration No. 333-201438) on January 23, 2015.

CUSIP No. 05358K102	13D	Page 14 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS II GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC., the general partner of Patriot Financial Partners II GP, L.P.

PATRIOT FINANCIAL PARTNERS II GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff

By:	/s/ Ira M. Lubert
Ira M. Lubert

By:	/s/ James J. Lynch
James J. Lynch

CUSIP No. 05358K102	13D	Page 15 of 20 Pages

EXHIBIT INDEX

No.	Exhibit

1	Joint Filing Agreement
2	Form of Lock-Up Agreement
3	Corporate Governance Agreement*

____________________

*	Incorporated by reference to the Pre-Effective Amendment No. 1 to Form S-1 filed by Avenue Financial Holdings, Inc. (Registration No. 333-201438) on January 23, 2015.

CUSIP No. 05358K102	13D	Page 16 of 20 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: February 23, 2015

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS II GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC., the general partner of Patriot Financial Partners II GP, L.P.

PATRIOT FINANCIAL PARTNERS II GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff

By:	/s/ Ira M. Lubert
Ira M. Lubert

By:	/s/ James J. Lynch
James J. Lynch

CUSIP No. 05358K102	13D	Page 17 of 20 Pages

EXHIBIT 2

LOCK-UP AGREEMENT

[●], 2015

Keefe, Bruyette & Woods, Inc.

as Representative of the several Underwriters
to be named in the Underwriting Agreement

c/o Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue

4th Floor

New York, New York 10019

Re:	Proposed Public Offering by Avenue Financial Holdings, Inc.

Ladies and Gentlemen:

The undersigned, a shareholder, executive officer and/or director of Avenue Financial Holdings, Inc., a Tennessee corporation (the “Company”), understands that Keefe, Bruyette & Woods, Inc. (“KBW”), as representative of the several Underwriters (the “Underwriters”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and each of the selling shareholders named therein (the “Selling Shareholders”) providing for the public offering of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, executive officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, commencing on the date hereof and ending on, and including, the date that is 180 days from the date of the Underwriting Agreement (such 180 day period being referred to herein as the “Lock-Up Period”), the undersigned will not (and will cause any spouse or immediate family member (as defined in Rule 16a-1(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”)) of the spouse or the undersigned living in the undersigned’s household, any partnership, corporation or other entity within the undersigned’s control, and any trustee of any trust that holds Common Stock or other securities of the Company for the benefit of the undersigned or such spouse or family member not to), without the prior written consent of KBW, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act of 1933, as amended (the “Securities Act”), (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap, hedge or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement. For the avoidance of doubt, if the undersigned is an officer or director of the Company, the undersigned acknowledges that the foregoing restrictions shall be applicable to any shares of Common Stock the undersigned may purchase through the directed-share program of the public offering.

CUSIP No. 05358K102	13D	Page 18 of 20 Pages

Notwithstanding the foregoing, (A) the foregoing restrictions shall not apply to (i) pledges in a bona fide transaction that are in effect as of the date hereof to a lender to the undersigned, as disclosed in writing to KBW and (ii) the undersigned’s shares of Common Stock that are being sold pursuant to the Underwriting Agreement as described in the prospectus included in the Company’s registration statement on Form S-1, as amended, filed with the Securities and Exchange Commission; and (B) the undersigned may transfer the undersigned’s shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (i) as a bona fide gift or gifts, provided that the donee or donees agree to be bound in writing by the restrictions set forth herein, (ii) to any trust or family limited partnership for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) pursuant to the exercise by the undersigned of stock options that have been granted by the Company prior to, and are outstanding as of, the date of the Underwriting Agreement, where the Common Stock received upon any such exercise is held by the undersigned, individually or as fiduciary, in accordance with the terms of this Lock-Up Agreement, (iv) to any wholly-owned Subsidiary or Affiliate (each within the definitions of Rule 405 under the Securities Act) of the undersigned or to any corporation, partnership or other business entity with which the undersigned shares in common an investment manager or advisor that has investment discretionary authority with respect to the undersigned’s and the entity’s investments pursuant to an investment advisory or similar agreement, provided that the transferee agrees in writing to be bound by the restrictions set forth herein prior to any such transfer, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of KBW.

The undersigned represents and warrants that the undersigned beneficially owns the shares of Common Stock covered by this Lock-Up Agreement and that the undersigned now has and, except as contemplated by clauses (B)(i) through (B)(v) above, for the duration of this Lock-Up Agreement will have good and marketable title to the undersigned’s shares of Common Stock, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

In addition, the undersigned agrees that, during the Lock-Up Period, without the prior written consent of KBW (which consent may be withheld in its sole discretion): (a) the undersigned will not request, make any demand for or exercise any right with respect to, the registration of any Common Stock or any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock (“Related Securities”) and (b) the undersigned waives any and all notice requirements and rights with respect to the registration of any shares of Common Stock or Related Securities pursuant to any agreement, understanding or otherwise to which the undersigned is a party.

The undersigned represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. The undersigned agrees that the provisions of this Lock-Up Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the shares of Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

CUSIP No. 05358K102	13D	Page 19 of 20 Pages

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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CUSIP No. 05358K102	13D	Page 20 of 20 Pages

Very truly yours,

By:
Name:
Title: